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FORM X-17A-5
PART III

SEC Mail Processing Section MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8-32385

FACING PAGE

Information Required of Brokers and Dealers Pursuant Section17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) **AND ENDING** 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROWN & BROWN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4925 GREENVILLE AVENUE, SUITE 990

(No and Street)

DALLAS	TEXAS	75206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLON BROWN — 972-886-0067 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

VAIL & KNAUTH, LLP

(Name - if individual state last, first, middle name)

1801 GATEWAY BLVD., SUITE 212	RICHARDSON,	TEXAS	75080
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/4/15

OATH OR AFFIRMATION

I, COLON BROWN swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BROWN & BROWN SECURITIES, INC. as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

LAURIE A BUBEL
My Commission Expires
January 6 2017

Colon Brown
Signature

PRESIDENT
Title

Laurie Bubel 2/25/15
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

Brown & Brown Securities, Inc.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

VAIL & KNAUTH, LLP

CERTIFIED PUBLIC ACCOUNTANTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Charles T. Gregg, CPA
Don E. Graves, CPA
Pamela C. Moore, CPA
Courtney N. Cooper, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

Brown & Brown Securities, Inc.

Financial Statements

and Supplementary Information

Year ended December 31, 2014

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 – P.O. Box 1859
Springtown, TX 76082
(817) 220-8700

BROWN & BROWN SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Of BROWN & BROWN SECURITIES, INC.

We have audited the accompanying financial statements of **BROWN & BROWN SECURITIES, INC.**(the " Company"), (a Texas Corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. **BROWN & BROWN SECURITIES, INC.**'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **BROWN & BROWN SECURITIES, INC.** as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, including Computation of Net Capital Under Rule 15c3-1 of the SEC and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC, Information Relating to Possession Or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **BROWN & BROWN SECURITIES, INC.** financial statements. The supplemental information is the responsibility of **BROWN & BROWN SECURITIES, INC.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

VAIL& KNAUTH, LLP
Richardson, Texas
February 27, 2015

BROWN & BROWN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 107,358	
Commissions receivable	23,636	
Other receivables	1,225	
Deposit with clearing organization	25,000	
Marketable securities, at market value	312,849	
		$ 470,068

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$ 572	
Payable to an affiliated entity	73,600	
Total current liabilities		$ 74,172
SHAREHOLDER'S EQUITY:		
Common stock, 1,000,000 shares of $.01 par value authorized and 26,000 shares issued and outstanding	260	
Additional capital	25,740	
Retained earnings	369,896	
Total shareholder's equity		395,896
		$ 470,068

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2014

REVENUES:		
Commissions		$ 381,816
COSTS AND EXPENSES:		
Administrative expenses	$ 332,716	
Bonding expense	1,502	
Commissions-clearing expense	5,012	
Commissions expense	628	
Licenses & permits	6,240	
Miscellaneous	123	
Professional services	3,849	
Regulatory fees	954	
Total costs and expenses		351,024
OPERATING INCOME		30,792
OTHER INCOME:		
Interest and dividend income	7,462	
Income on investments	1,684	
Total other income		9,146
NET INCOME		$ 39,938

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net income	$ 39,938	
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in commissions receivable	(764)	
Increase in other receivables	(175)	
Increase in marketable securities	(31,687)	
Decrease in accounts payable:		
Trade	(1,384)	
Affiliated entity	(2,400)	
Net cash provided by operating activities		$ 3,528
Cash at December 31, 2013		103,830
Cash at December 31, 2014		$ 107,358

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS	TOTAL
Balances at December 31, 2013	$ 260	$ 25,740	$ 329,958	$355,958
Net income			39,938	39,938
Balances at December 31, 2014	$ 260	$ 25,740	$ 369,896	$395,896

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2014

Balance at December 31, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2014	$	-0-

The accompanying notes are an integral part of the financial statements.

BROWN & BROWN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

A. COMPANY:

BROWN & BROWN SECURITIES, INC., incorporated on June 15, 1984, is a member of the Financial Industry Regulatory Authority (FINRA), and operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by a correspondent broker-dealer.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities and Commodities -** Transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities and commodities transactions of the Company are recorded on a trade date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Securities -** Marketable securities are valued using level one inputs. The resulting difference between cost and fair value is included in income.

4. **Income Taxes -** The Company and the stockholder have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are allocated to the stockholder and are taxed based on his personal tax strategy.

   The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF MEASUREMENT:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included with level One) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets in the balance sheet approximate fair value.

D. RELATED ENTITY TRANSACTIONS:

Office facilities and operating expenses are shared with an entity, affiliated through common ownership and management. The Company pays ninety percent of its gross profit to the affiliated entity for its share of the associated expenses. However, the reimbursements are limited if they would cause the Company to have insufficient resources to satisfy its obligations or not be in compliance with net capital requirements. Reimbursements to the affiliated entity totaled $334,100 during the year ended December 31, 2014.

(Continued)

E. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $373,793 which was $323,793 in excess of its required net capital $50,000. The Company's net capital ratio was 0.20 to 1.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2014

Schedule I

BROWN & BROWN SECURITIES, INC.
SUPPLEMENTAL SCHEDULE REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL:

Total stockholder's equity qualified for net capital	$ 395,896
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	395,896
Deductions and/or charges:	
Non-Allowable assets	1,225
Net capital before haircuts on securities positions	394,671
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	20,878
Net Capital	$ 373,793
Aggregated indebtedness	$ 74,172

BROWN & BROWN SECURITIES, INC.

SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,945
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 323,793
Excess net capital at 1000%	$ 366,376
Ratio of aggregate indebtedness to net capital	.20 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 373,793
Audit adjustments	- 0 -
NET CAPITAL	$ 373,793

BROWN & BROWN SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: SOUTHWEST SECURITIES, INC.

BROWN & BROWN SECURITIES, INC.
SUPPLEMENTAL SCHEDULES REQUIRED BY RULE 17a-5

INFORMATION RELATING TO POSSESSION OR

CONTROL REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision.

BROWN & BROWN SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2014

VAIL & KNAUTH, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT, TAX AND ADVISORY SERVICES

Michael G. Vail, CPA
Chris E. Knauth, CPA
Don E. Graves, CPA
Charles T. Gregg, CPA
Cliff E. Wall, CPA
Pamela C. Moore, CPA

Members:
American Institute of CPAs
Texas Society of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BROWN & BROWN SECURITIES, INC.

We have reviewed management's statements, included in the accompanying **BROWN & BROWN SECURITIES, INC.** Exemption Report, in which (1) **BROWN & BROWN SECURITIES, INC.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **BROWN & BROWN SECURITIES, INC.** claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) **BROWN & BROWN SECURITIES, INC.** stated that **BROWN & BROWN SECURITIES, INC.** .met the identified exemption provisions throughout the most recent fiscal year without exception. **BROWN & BROWN SECURITIES, INC.**'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BROWN & BROWN SECURITIES, INC.**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Vail & Knauth, LLP

Vail & Knauth, LLP

Richardson, Texas
February 27, 2015

1801 Gateway Blvd., Suite 212
Richardson, TX 75080
(972) 234-3333

www.vailknauth.com

323 East Highway 199 - P.O. Box 1859
Springtown, TX 76002
(817) 220-8700

BROWN AND BROWN SECURITIES, INC.

4925 GREENVILLE AVENUE, SUITE 990

DALLAS, TEXAS 75206-4026

Exemption Report

Brown & Brown Securities, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii)throughout the period June 1, 2014 to December 31, 2014 without exception.

Brown & Brown Securities, Inc.

I, Colon Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Colon Brown

President

February 27, 2015